FEDERATED WORLD INVESTMENT SERIES, INC.

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

JUNE 2, 2010

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED WORLD INVESTMENT SERIES, INC. (the “Registrant”)
Federated International Leaders Fund (the “Fund”)
  1933 Act File No. 33-52149
1940 Act File No. 811-7141

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on May 20, 2010 regarding the Registrant’s 485(a) filing made on April 16, 2010. As discussed with the SEC examiner, Keith O’Connell, the following changes have been made in response to the comments received:

1. In response to your comment in the “How to Purchase Shares” section, “Institutional Shares” will replace “Fund Shares” in the following sentence: “Where applicable, the required minimum initial investment for Institutional Shares is generally $1,000,000.”

2. In response to your comment relating to the exclusion of domestic bank instruments from the concentration policy, the Fund’s Board of Directors has approved changes to the Fund’s non-fundamental concentration policy.  The Fund will add the following language: “As a matter of non-fundamental operating policy, the Fund will not exclude domestic bank instruments or foreign bank instruments from industry concentration limitations so long as it is the SEC staff’s view that such instruments should not be excluded from industry concentration tests.”

In addition, the Fund will delete the following language: “To conform to the current view of the SEC staff that only domestic bank instruments may be excluded from industry concentration limitations, as a matter of non-fundamental policy, the Fund will not exclude foreign bank instruments from industry concentration limitation tests so long as the policy of the SEC remains in effect.”

If you have any questions on the enclosed material, please contact me at (412) 288-8094.

Very truly yours,

/s/ Mark R. Thompson
Mark R. Thompson
Senior Paralegal